ANNUAL INFORMATION FORM

For the Year Ended December 31, 2019

Dated as at March 26, 2020

Suite 501 -543 Granville Street

Vancouver, British Columbia V6C 1X8

Canada

Tel: 604.688.6390

Fax: 604.688.1157

Email: info@EMXroyalty.com

Website: www.EMXroyalty.com

FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF") may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. When used in this AIF, words such as "estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Forward looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this AIF or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this AIF, actual events may differ materially from current expectations. Other than as may be required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in respect of events and circumstances that occurred during the period to which its Management's Discussion and Analysis relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that the reporting issuer previously disclosed to the public.

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this AIF is as of December 31, 2019.

Currency and Exchange Rates

In this AIF, all references to "Canadian dollars" and to "C$" are to Canadian dollars, references to "U.S. dollars" and to "US$" are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

Year Ended December 31
	2019	2018	2017
End of period	1.2988	1.3630	1.2944
High for the period	1.3600	1.3634	1.3743
Low for the period	1.2988	1.2297	1.2128
Average for the period	1.3269	1.2958	1.2986

The Bank of Canada noon buying rate on March 26, 2020 for the purchase of one United States dollar using Canadian dollars was C$1.4077 (one Canadian dollar on that date equalled US$0.7104).

Glossary of Geological and Mining Terms

Certain terms used in this AIF are defined as follows:

Aphanite: an igneous rock which is so fine-grained that its component mineral crystals are not detectable by the unaided eye.

Alunite: a hydrated aluminium potassium, sulfate mineral [(KAl3(SO4)2(OH)6].

Andesite: an extrusive igneous rock of intermediate composition with aphanitic to porphyritic texture.

Argillic Alteration: hydrothermal alteration of wall rock which introduces clay minerals including kaolinite, smectite and illite.

Assay: a quantitative chemical analysis of an ore, mineral or concentrate to determine the amount of specific elements.

Breccia: a coarse-grained clastic rock, composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Dacite: an igneous extrusive rock with high iron content.

Diorite: a grey to dark-grey intermediate intrusive igneous rock composed principally of plagioclase feldspar, biotite, hornblende, and/or pyroxene.

Dike: a tabular igneous intrusion that cuts across the bedding or foliation of the country (host) rock, generally vertical in nature.

Doré: a mixture of predominantly gold and silver produced by a mine, usually in a bar form, before separation and refining into gold and silver by a refinery.

Epithermal: said of a hydrothermal mineral deposit formed within about 1 kilometer of the Earth's surface and in the temperature range of 50oC to 200oC.

Foliation: repetitive layering in metamorphic rocks.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Granitoid: pertaining to or composed of granite.

Granodiorite: a group of plutonic rocks intermediate in composition between quartz diorite and quartz monzonite.

Greenfields: conceptual exploration; relying on the predictive power of ore genesis models to search for mineralization in unexplored virgin ground.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

Hornfels: a fine-grained rock composed of a mosaic of equidimensional grains without preferred orientation and typically formed by contact metamorphism.

Hydrothermal: of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: is defined in NI 43-101 as that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Leach: to dissolve minerals or metals out of ore with chemicals.

Lithocap: the shallow part of porphyry copper systems typically above the main Cu-Au/-Mo zone; upper alteration zone.

Measured mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Metamorphic rock: rock which has been changed from igneous or sedimentary rock through heat and pressure into a new form of rock.

Mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource: is defined in NI 43-101 as a concentration or occurrence (deposit) of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return royalty or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces exposed by cleavage.

Plagioclase: a series of tectosilicate minerals within the feldspar family.

Plutonic: intrusive igneous rock that is crystallized from magma slowly cooling below the surface of the Earth.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Pyroclastic: pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. "quartz-muscovite-chlorite schist").

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to "shearing" along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Silicification: the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Spectrography: the process of using a spectrograph to map or photograph a spectrum.

Stockwork: a complex system of structurally controlled or randomly oriented veins.

Strata: layers of sedimentary rock with internally consistent characteristics that distinguish them from other layers.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Stratibound: confined to a particular stratigraphic layer or unit.

Stratiform: occurring as or arranged in strata.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Tuff: a general term for consolidated pyroclastic rocks.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Vuggy: containing small cavities in a rock or vein, often with a mineral lining of different composition from that of the surrounding rock.

Linear Measurements
1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometers

Units of Weight
1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz.	=	31.1035 grams
1 troy oz. per short ton	=	34.2857 grams per metric ton

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature Conversion Formulas

Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols
AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimeter
C.P.G.	Certified Professional Geologist
CSAMT	Controlled source audio-frequency magnetotellurics
Cu	copper
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
HSE	high sulphidation epithermal
ICP AES	inductively coupled plasma atomic emission spectroscopy
ICP MS	inductively coupled plasma mass spectroscopy
ICP MS/AAS	inductively coupled plasma mass spectroscopy/atomic absorption spectroscopy
IOCG	iron-oxide-copper-gold
IP	Induced polarization
JORC	Joint Ore Reserves Committee
JV	joint venture
kg	kilogram
km	kilometer
m	meter(s)
Ma	million years ago
Mn	manganese
Mo	molybdenum
n	number or count
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
PGE	platinum group element
ppb	parts per billion
ppm	parts per million
QA	quality assurance

QC	quality control
sq	square
Sb	antimony
Tl	thallium
VMS	volcanogenic massive sulfide
Zn	zinc

CORPORATE STRUCTURE

Name, Address and Incorporation

EMX Royalty Corporation (the "Company" or "EMX") is a British Columbia company that was incorporated in Alberta on May 13, 1996 as Marchwell Capital Corp. and which continued into British Columbia on September 21, 2004 and became subject to the Business Corporations Act (British Columbia).

On November 24, 2003, Marchwell underwent a reverse take-over by Southern European Exploration Ltd., which was incorporated in the Yukon Territory as 33544 Yukon Inc. on August 21, 2001 and which, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 23, 2003, Marchwell changed its name to Eurasian Minerals Inc. On July 19, 2017, Eurasian changed its name to EMX Royalty Corporation to better reflect its business.

EMX is a reporting company under the securities legislation of British Columbia and Alberta. Its common shares without par value ("Common Shares") are traded on the TSX Venture Exchange ("TSX-V"), where it is a Tier 1 Company, and on the NYSE American LLC ("NYSE American") under the symbol "EMX".

The Company's corporate office is located at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada and its telephone number is 604-688-6390. The Company's registered and records offices are located at Suite 704, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

The Company's technical office is located at 10001 W. Titan Road, Littleton, Colorado 80125, United States of America, and its telephone number is 303-973-8585.

Inter-corporate Relationships

A majority of the Company's business is carried on through its various subsidiaries. The following table illustrates the Company's material subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by the Company:

Name	Place of Incorporation	Ownership Percentage

Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EV Metals AB	Sweden	100%
EMX Finland OY	Finland	100%
EMX Norwegian Services AS	Norway	100%

DESCRIPTION OF THE BUSINESS

Overview

EMX is in the business of organically generating royalties derived from a portfolio of mineral property interests. It augments royalty generation with carefully selected royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Chile, Haiti, and Australia.

The three key components of the Company's business strategy are summarized as:

  Royalty Generation: EMX's 16 year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition: EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire quality assets that range from producing mines to exploration projects. The timely identification of acquisition opportunities is often informed by the Company's in-country royalty generation initiatives.
  Strategic Investment: An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, and as well as from strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

Specialized Skill and Knowledge

All aspects of EMX business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration and royalty industry is intense. EMX competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral and royalty interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power - all of which are readily available on or near its properties - EMX does not require any raw materials with which to carry out its business.

Intangible Property

EMX does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

EMX's business model is diversified in order to address impacts from commodity prices and business cycles, however, its business is not seasonal.

Economic Dependence

EMX's business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that EMX's business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of EMX's exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, EMX expects this evolution (which affects most mineral exploration and royalty companies) might result in increased costs.

Employees

At December 31, 2019, EMX had 40 employees and consultants working at various locations throughout the world.

Foreign Operations

EMX's mineral property interests are located in the United States, Canada, Scandinavia, Australia, and Chile, as well as in areas traditionally considered to be risky from a political or economic perspective, including Serbia, Turkey, Haiti, and the Russian Federation.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against EMX within the three most recently completed financial years or the current financial year.

Material Reorganizations

Except as disclosed under the heading "Three Year History", there has not been any material reorganization of EMX or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

EMX has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

EMX is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and a pro-active Stakeholder Engagement Strategy (the "Policies"). These Policies will be reviewed and updated on an annual or "as needed" basis. EMX ensures these Policies are made known to all its managers, staff, contractors and exploration and joint venture partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its exploration and joint venture partners to adopt the same Policies.

1. Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

EMX will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2. Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders on whom the Company's exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region.

  EMX recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:
  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;
  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and

  identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, EMX will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3.  Labour, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long-term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with Performance Standards 2, Labor and Working Conditions of the International Finance Corporation, a member of the World Bank Group.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labour, health and safety and good international industry practices are implemented and maintained by EMX, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labour or forced labour.

The Company's aim is at all times to achieve zero lost-time injuries and fatalities.

4. Development Stage Environmental and Social Management Policy

EMX will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

Risk Factors

Investment in the Common Shares of the Company involves a significant degree of risk and should be considered speculative due to the nature of EMX's business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results from mining activity. Management expects future revenues from the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Nevada Gold Mines LLC ("NGM"), will cease to operate in the Company's area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by EMX.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on EMX's ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Impact and Risk of Epidemics

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19, through the mining operations and exploration properties to which the royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

Competition

EMX competes with many companies that have substantially greater financial and technical resources than it for project acquisition or project development, as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares of the Company in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to explore or exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company's operations.

Currency Risks

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of operating funds available and work conducted.

Royalty Operation and Exploration Funding Risk

EMX's strategy is to seek royalty operators or exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to continue operation or satisfy exploration and other expenditure terms in a particular option agreement. Exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of mineral property exploration, development and production, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect EMX's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are in production from any of EMX's exploration properties or royalty properties. Consequently, the economic viability of any of the Company's projects and its ability to finance, or the operator's ability to finance, the development or mining of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Changes in these regulations or shifts in political attitudes are beyond EMX's or an operator's control, and may adversely affect EMX's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, income taxes, expropriation of property, repatriation of funds, environmental legislation and mine safety.  In addition, the current and future operations of EMX, or its partners, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX, and to EMX's knowledge partners and project operators, have obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or an operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Key Personnel Risk

EMX's depends on the business and technical expertise of a number of key personnel, including its directors and executive officers and key personnel working full-time in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel or the failure to retain such personnel, could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be a passive foreign investment company ("PFIC") for the year ending December 31, 2019 and expects to be a PFIC in future tax years. If EMX is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission ("SEC"), the British Columbia and Alberta Securities Commissions, the NYSE American Exchange and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may, in the future, fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal Year Ended December 31, 2017

In a January 24, 2017 news release, the Company announced initial results from IG Copper LLC's ("IGC") fall-winter drill program at the Malmyzh copper-gold porphyry project, including the longest mineralized intercept drilled to date on the property. EMX was IGC's largest shareholder at the time.

In a January 25, 2017 news release, the Company provided an update on the Company's Leeville royalty property that covers portions of Newmont Mining Corporation's underground mining operations in the Northern Carlin Trend. EMX noted an increase in Leeville royalty revenue and equity gold ounces starting in mid-2016.

In a February 8, 2017 news release, the Company announced receipt of US $601,825, the cash equivalent of 500 troy ounces of gold, from Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), as part of the payment scheduled for the Akarca gold-silver project in Turkey. Çiftay informed EMX that it had completed an initial 49-hole diamond drill program comprising 6,032 meters on the Akarca Property in the 4th quarter of 2016. The Akarca project was transferred to Çiftay in August, 2016 for a combination of cash, future payment streams denominated in gold bullion, and a royalty interest.

On February 25, 2017 the Company executed an agreement granting an option on the Copper Springs porphyry copper project to Anglo American Exploration (USA), Inc. for cash payments, work commitments, and upon Anglo American's 100% earn-in, an EMX 2% NSR royalty interest on the project.

In an April 11, 2017, news release the Company announced the completion of a non-brokered private placement. The Company raised C$7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per unit. Each unit comprised one Common Share and one-half of one non-transferable common share purchase warrant to purchase one Common Share for C$2.00 until April 12, 2019.

On April 12, 2017 Mr. Thomas G. Mair was appointed as General Manager of Corporate Development.

On July 19, 2017, the Company changed its name change from Eurasian Minerals Inc. to EMX Royalty Corporation.

In a July 25, 2017 news release, the Company announced IGC's 2017 drill results from the Malmyzh project's Freedom Northwest prospect. EMX was IGC's largest shareholder at the time.

On August 4, 2017, EMX received US$634,015, the cash equivalent of 500 troy ounces of gold as the second annual gold bullion payment, from Çiftay as part of the payment schedule for the Akarca project.

In a September 19, 2017 news release, the Company announced that Koonenberry Gold Pty Ltd. had completed the earn-in requirements under an Exploration and Option Agreement and had elected to acquire EMX's Koonenberry exploration licenses in New South Wales, Australia. EMX retained a 3% production royalty on all future production from the Koonenberry licenses.

On November 17, 2017, EMX executed an agreement granting an option on the Greenwood Peak copper porphyry project in Arizona to a wholly owned subsidiary of Antofagasta plc ("Antofagasta").

On December 1, 2017, EMX executed an agreement to option the Slättberg nickel-copper-cobalt project in Sweden to Sienna Resources Inc. ("Sienna"). The agreement provided EMX with immediate share equity in Sienna, and upon Sienna's 100% earn-in through work commitments, additional Sienna share equity and a 3% NSR royalty on the project.

Fiscal Year ended December 31, 2018

On January 17, 2018, EMX executed an agreement granting an option on the Buckhorn Creek copper porphyry project in Arizona to Kennecott Exploration Company ("Kennecott") for cash payments to EMX and work commitments during Kennecott's earn-in period, and upon 100% earn-in, a 2% NSR royalty interest in addition to pre-production and milestone payments to EMX's benefit.

On February 5, 2018, EMX received US$665,525, as the cash equivalent to the third 500-ounce gold bullion payment from Çiftay, as part of the payment schedule for the Akarca. Receipt of this third payment left a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX.

On February 8, 2018, EMX executed a purchase agreement for the Guldgruvan cobalt project in Sweden with Boreal Energy Metals Corporation ("BEMC"), a newly created and wholly owned subsidiary of Boreal Metals Corporation ("Boreal"). Pursuant to the agreement, the Guldgruvan nr 101 license was transferred to BEMC in exchange for the issuance of shares of BEMC, a 3% NSR royalty interest on the project, and other considerations to EMX's benefit.

On February 14, 2018, EMX executed a definitive agreement for the sale of the Modum cobalt project in Norway to Boreal Metals Corp. ("Boreal"). The agreement provided EMX with share equity in Boreal, a 3% NSR royalty on the project, and advance annual royalty payments.

In a February 14, 2018, EMX acquired of 1,324,181 common shares of Boreal Metals Corp., representing 2.6% of Boreal's issued and outstanding shares. EMX acquired the shares pursuant to the sale to Boreal of the Modum cobalt project in Norway (see EMX news release dated January 16, 2018). After the acquisition the Company owned 10,530,064 common shares, representing 19.9% of Boreal's outstanding common shares. The Company filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition.

In a March 1, 2018 news release, the Company announced drill results from Boreal's first five holes at the Gumsberg royalty property that confirmed high grade zinc-lead-silver mineralization.

In a March 5, 2018 news release, the Company announced that IGC's winter drill campaign was underway at the Malmyzh project. In addition, the Company announced that Scotiabank Europe plc, the U.K. subsidiary of The Bank of Nova Scotia, had been retained to assist with IGC's strategic business initiatives.

On March 19, 2018, EMX acquired 2,979,798 common shares of Boreal Energy Metals Corp., representing 5.9% of BEMC's outstanding common shares. EMX acquired the shares pursuant to the sale of the Guldgruvan cobalt project in Sweden to BEMC (see EMX news release dated February 9, 2018).

In an April 17, 2018 news release, the Company announced that Çiftay had completed 7,844 meters of drilling resulting in a significant increase in the footprints of gold and silver mineralization at EMX's Akarca royalty property. EMX also announced that it had received a pre-production payment of US $665,525 in February 2018, the cash equivalent of 500 ounces of gold.

On April 18, 2018, EMX executed an agreement granting an option on the Riddarhyttan Iron-Oxide-Copper Gold ("IOCG") and massive sulfide project in Sweden to South32 Ltd. ("South32"). Pursuant to the agreement, South32 can earn 100% interest in the project during a five-year period by making cash payments and making a one-time option exercise payment to EMX, as well as completing work commitments. Upon South32's exercise of the option for 100% control of the project, EMX will retain a 3% NSR royalty, and receive AAR and milestone payments.

On May 2, 2018, EMX entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP ("Sprott") providing EMX with a US$ 5 million senior secured credit facility. EMX used the proceeds of the credit facility for corporate and working capital purposes.

In a May 2, 2018 news release, the Company announced additional high-grade zinc-lead-silver drill results from Boreal's winter drill campaign at the Gumsberg royalty property.

On May 16, 2018, EMX executed a purchase agreement for the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden with Boreal Energy Metals Corporation for additional equity interest in BEMC, AARs, and uncapped 3% NSR royalty interests on each of the projects.

On May 18, 2018, EMX acquired 2,020,202 common shares of Boreal Energy Metals Corp., representing an additional 4% equity stake in BEMC, and bringing EMX's aggregate interest to 9.9% of BEMC's issued and outstanding shares. EMX acquired the additional shares pursuant to the sale of the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden (see EMX news release dated April 11, 2018). EMX was also granted a 3% NSR royalty on the two projects, as well as other considerations to EMX's benefit.

In a June 14, 2018 news release the Company announced that IGC had executed a definitive Share Purchase Agreement to sell the Malmyzh copper-gold porphyry project to Russian Copper Company, a privately held, leading copper producer in the Russian Federation (the "Transaction"). The closing of the Transaction was contingent on RCC completing additional due diligence, as well as receiving approval from the Russian Federal Anti-Monopoly Service.

In an August 13, 2018 news release the Company provided updates on drill results from the Balya royalty property in northwestern Turkey, and on continued development permitting of the Sisorta royalty property in northeastern Turkey.

On September 24, 2018, EMX executed a purchase agreement for the Kimberley Copper Project in Western Australia with Enfield Exploration Corporation ("Enfield"). The agreement included a commitment from Enfield to raise US $1,000,000 for an initial drill test of the project.

In an October 2, 2018 news release the Company provided an update on the sale by IGC of the Malmyzh project to Russian Copper Company including that all conditions precedent to completing the sale, as defined in the Share Purchase Agreement, had been fulfilled, and the US $200 million completion consideration had been paid into escrow.

In an October 11, 2018 news release the Company announced IGC had notified EMX that the sale of the Malmyzh project to Russian Copper Company for US $200 million had closed. Of this amount, US $190 million was released from escrow, with the remaining US $10 million held in escrow to be released subject to certain conditions over the succeeding 12 months. The initial cash distribution to EMX by IGC was estimated to be US $65 million, with subsequent cash distributions to EMX (up to US $4 million) to be completed upon the remaining funds being released from escrow.

In support of the Malmyzh sale, EMX had borrowed US $18.5 million from Sprott Private Resource Lending (Collector), LP ("Sprott Loan"), and then loaned the US $18.5 million to IGC ("EMX Loan"). Both the Sprott Loan and the EMX Loan were re-paid. In connection with the Sprott Loan, EMX issued 381,321 common shares and paid cash fees of US $550,000 and US $185,000 in interest to Sprott. In connection with the EMX Loan, IGC issued EMX 37,000 units in IGC, reimbursed EMX for fees, interest payments and costs incurred under the Sprott Loan, and paid EMX a fee of US $550,000 (this amount is included in the initial cash distribution noted above).

On October 29, 2018, EMX received its initial cash distribution of US $65.15 million from IGC sale of the Malmyzh project.

On November 5, 2018, EMX repaid the US $5 million senior secured credit facility loan from Sprott Private Resource Lending (Collector), LP.

On November 8, 2018, EMX executed a Regional Strategic Alliance agreement with South32 USA Exploration Inc. ("South32"). The agreement provides annual funding for generative work and acquisitions over a two-year period, as well as a framework to advance projects of interest. Projects advanced to the drill program stage may be selected as Designated Projects. Designated Projects will advance under separate option agreements providing for work commitments and cash payments to EMX during South32's earn-in period, and upon 100% earn-in, a 2% NSR royalty interest and pre-production and milestone payments to EMX's benefit. South32 initially selected five EMX copper projects in Arizona to begin advancing toward the drill program stage.

In a November 28, 2018 news release the Company provided an update on its royalty and mineral property portfolio consisting of over 90 projects on five continents.

In a November 30, 2018 news release the Company provided a detailed disclosure regarding the US$3.8 million in bonuses awarded to EMX's management and staff in respect of their seven years of effort to monetize the Company's investment in IGC and the Malmyzh project. This additional disclosure included a summary of the rationale, approval process, recipients, and allocations related to the bonus.

On December 12, 2018, EMX executed a purchase agreement for the sale of the Bleikvassli, Sagvoll, and Meråker polymetallic projects in Norway, and the Bastuträsk polymetallic project in Sweden to OK2 Minerals Ltd. (name changed to Norra Metals Corp. in February 2019). Pursuant to the agreement, EMX received equity interest in OK2 (Norra), work commitments to advance the projects, uncapped 3% NSR royalty interests on each of the properties, and AAR payments. EMX also received a 1% NSR royalty on OK2's Pyramid project in British Columbia.

Fiscal Year ended December 31, 2019

On February 15, 2019, EMX received 4,808,770 common shares of Norra Metals Corp. ("Norra") (TSX Venture: NORA) (previously OK2), representing a 9.9% equity stake in Norra. EMX acquired the shares pursuant to the sale of the Bleikvassli, Sagvoll and Meråker projects in Norway, and the Bastuträsk project in Sweden (see EMX news release dated December 13, 2018).

On February 20, 2019, EMX acquired 1,995,672 common shares (representing 2.63% of the outstanding shares) and warrants to purchase an additional 1,995,672 common shares of Boreal until February 20, 2021 for C$0.30 per share.

On February 28, 2019, EMX executed an agreement granting an option on the Røstvangen and Vakkerlien properties in Norway to Playfair Mining Ltd. ("Playfair"). The agreement provided EMX with share equity in Playfair, and upon Playfair's completion of the option terms and other considerations, a 9.9% interest in Playfair, a 3% NSR royalty on the projects, and advance royalty payments.

On April 1, 2019, EMX executed an agreement for the sale of 13 exploration licenses comprising EMX's Gold Line Project in central Sweden to Gold Line Resources Ltd. ("GLR"), a private British Columbia company. The Agreement provided EMX with an initial 9.9% interest in GLR, advance royalty payments, and a 3% NSR royalty interest in the properties.

In an April 2, 2019 news release the Company announced that Nevsun Resources Ltd. ("Nevsun") had made significant advancements at the Timok Project royalty property, including: a) an updated high grade Upper Zone Pre-Feasibility Study ("PFS"), b) commencement of an Upper Zone exploration decline, and c) completing an initial inferred resource for the Lower Zone porphyry project. The Q1 2019 acquisition of Nevsun by Zijin Mining Group Co. Ltd. was also announced.

On April 10, 2019, EMX executed an option to purchase agreement for the sale of the Swift and Selena Carlin-style gold projects in Nevada to Ridgeline Minerals Corporation ("Ridgeline"), a wholly owned subsidiary of Carlin-Type Holding Ltd ("CTH"), a privately-held British Columbia corporation. The Agreement provided EMX with an initial 9.9% interest in CTH, and for each project a 3.25% production royalty and advance royalty and milestone payments.

On April 12, 2019, EMX received a US $2 million escrow distribution from the sale of the Malmyzh project, which in addition to the initial US $65.15 million payment in 2018, brought the total cash paid to EMX to US $67.15 million.

In an April 24, 2019 news release the Company announced a CDN $1.0 million strategic equity investment in Millrock Resources Inc. ("Millrock") (TSX Venture: MRO, OTCQX: MLRKF) through a private placement financing. In return, Millrock granted royalty interests to EMX on some of Millrock's properties in the Goodpaster Mining District of Alaska which hosts the Pogo high grade underground gold mine. The private placement funds were for the support of Millrock's programs in the Goodpaster District.

On April 25,2019, EMX acquired 7,142,857 common shares (representing 9.4% of the outstanding shares) and warrants to purchase an additional 7,142,857 common shares of Millrock until December 14, 2019 at C$0.14 per share; and $0.17 per share until December 14, 2020; and $0.20 per share  until December 14, 2021.

On May 17, 2019, EMX executed a purchase agreement to acquire royalty interests from Corvus Gold Inc. ("Corvus") in Alaska's Goodpaster mining district for C$350,000, and an equity investment of C$900,000 in Corvus through a private placement financing. EMX's acquisition of the Corvus royalty property interests complemented the Company's acquisition of Goodpaster royalty property interests from Millrock.

In an August 14, 2019 news release the Company announced it had received CDN $636 thousand as royalty and pre-production payments from properties in Turkey.

In an August 27, 2019 news release the Company provided an update regarding its exploration programs at the Queensland Gold project in northeastern Australia. The Queensland Gold property encompasses a 46,400-hectare area covering historic gold mines, gold occurrences, drill defined zones of gold mineralization, and multiple untested gold geochemical anomalies indicated by historic data sets.

On September 13, 2019, EMX executed purchase agreements for the sale of the Alanköy and Trab-23 projects in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately-owned Turkish Company. EMX received a gold bullion payment (or the cash equivalent) at closing, uncapped 2.5 NSR royalty interests on each project, AAR and milestone payments, and work commitments by Kar to advance the projects.

In a September 30, 2019 news release the Company announced that partner Gold Line Resources ("GLR"), a private British Columbia Company, had completed an oversubscribed private financing, having raised C$912,750. GLR is advancing EMX's Gold Line royalty properties in central Sweden (see EMX news release dated April 4, 2019).

On October 22, 2019, EMX entered into a Term Sheet and Loan Agreement with Boreal Metals Corp. whereby the Company was to loan C$800 thousand to Boreal for one year.

On October 30, 2019, EMX acquired 791,000 common shares (representing 1.04% of the outstanding shares) of Boreal. The acquisition was made pursuant to purchases through the facilities of the TSX Venture Exchange at a price of C$0.05 per share (C$39,550 in total). The shares were acquired for investment purposes.

In a November 14, 2019 news release the Company announced it had received C$776 thousand (US$584 thousand) as pre-production payments from the Akarca and Sisorta royalty properties.

In December 2019, EMX acquired a 19.9% equity interest in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation through wholly owned subsidiary Rawhide Mining LLC. The Rawhide mine is located approximately 50 miles from Fallon, Nevada, and is a fully permitted open pit heap leaching operation that is currently producing gold and silver doré. RAH distributes 50% of its taxable income to the LLC members on a quarterly basis as a tax distribution. As well, RAH has historically made significant additional Ordinary Distributions to its members and may continue doing so given ongoing mining at the Rawhide and Regent open pits.

MINERAL PROPERTIES

EMX has been generating exploration projects for over 16 years, and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. EMX has built a portfolio of precious metals, base metals, battery metals, and palladium-platinum royalty and mineral interests that includes over 100 projects and spans five continents. These assets provide revenue streams to the Company from royalty, and advance royalty and milestone payments, while maintaining continual exposure to development and exploration upside as projects are advanced by the operators and partners. EMX supplements mineral property revenue streams and value creation by making strategic investments in companies or projects that provide upside from exit strategies that can include royalty positions, equity sales, or a combination of both. The Company's royalty, royalty generation, and strategic investment portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Haiti, and Chile.

The terms "measured  resource", "indicated resource" and "inferred resource" used in this report are Canadian geological and  mining terms as defined in accordance with NI 43-101, using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Definitions Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, and as may be amended from time to time by the CIM. EMX advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

An inferred resource is that part of a mineral resource for which quantity and grade are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade continuity. It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration. Inferred resources must not be included in the economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces, or copper, lead, and zinc resources expressed in pounds or tonnes in the mineral resource categories in this document is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Corporations Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization. See "Cautionary Note To United States Investors Regarding Reserve And Resource Information".

On October 31, 2018, the United States Securities and Exchange Commission adopted amendments to modernize the property disclosure requirements for mining issuers, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards. EMX must comply with the new rules for its first fiscal year beginning on or after January 1, 2021.

Even if the Company completes its programs on its exploration properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit for further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property. In order to balance this risk, EMX is focused on entering into agreements with other parties to convert its royalty generation exploration assets into royalty interests with early-stage pre-production payments. Further, EMX's royalty interest purchases help to accelerate near-term revenue streams to the Company.

EMX has material interests in the Leeville royalty property located in Nevada's Northern Carlin Trend, and the Timok Project properties located in eastern Serbia. Other property descriptions are included in this report, but the Company does not consider that individually these properties are material at this time. All of the Company's properties that have been optioned or sold include EMX royalty options. Many of these properties provide milestone and advance minimum royalty ("AMR") or advance annual royalty ("AAR") payments that generate early revenue streams to EMX's benefit prior to production. Additional details on EMX's royalty and royalty generation property portfolio are included in the following sections.

North America

EMX's portfolio in North America includes 57 royalty and royalty generation properties in the United States and Canada. There are 26 royalty properties and properties optioned for an EMX royalty interest, six projects that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 25 royalty generation properties available for partnership in Arizona, Nevada, Utah, Idaho, and Wyoming.

The Company's 2019 work focused on the western U.S. by: a) advancing the South32 RSA funded projects and generative copper exploration programs in the southwestern U.S., b) advancing other partner funded copper projects in Arizona, c) identifying royalty assets for purchase, and d) generative exploration in the western U.S. EMX is in discussions with multiple parties for its available royalty generation properties.

Leeville Property

The Leeville royalty property is a material EMX asset acquired in the 2012 merger with Bullion Monarch Mining Inc. The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property, previously 100% held by Newmont Mining Corp., has been included in the Nevada Gold Mines LLC ("NGM") Barrick Gold Corporation-Newmont Nevada joint venture (61.5%, 38.5%, respectively) since July 1, 2019 (see Newmont news release dated July 1, 2019). EMX's Leeville royalty paid approximately US$640 thousand during 2019. Royalty production totaled 476 troy ounces of gold sourced from the West Leeville (76%), Turf (19%), and Carlin East (5%) operations. This represents a decrease from 1,116 royalty gold ounces received by EMX in 2018.

NGM has emphasized the "significant growth potential" of the Leeville Complex, which is partially covered by EMX's Leeville royalty (see NGM "Analyst Presentation dated September 19, 2019" and NGM presentation "Results for the Quarter and Year ended 31 December 2019"). In particular, the positive potential noted by NGM includes portions of the Four Corners and Rita K deposits that are partially covered by EMX's royalty and have been the subject of drill delineation and underground development. This work has established new resources, reserves, and, as termed by NGM, "exploration upside". Although the Leeville royalty under-performed in 2019 relative to the Company's expectations, NGM's revitalized focus on advancing the potential of the Leeville Complex is encouraging. However, the Company does not have access to the information from NGM in order to confidently assess when the impact of these efforts will be realized on the Company's Leeville royalty property.

Maggie Creek and Maggie Creek South Properties

Additional Carlin Trend exploration upside is provided by EMX's Maggie Creek South and Maggie Creek royalty properties. The Maggie Creek South 3% NSR royalty property occurs approximately 1.5 kilometers south-southeast of NGM's Gold Quarry mining operation, and covers about 5.2 square kilometers of ground controlled by NGM. EMX is not aware of any work conducted by Newmont or NGM on EMX's royalty property during 2019.

The Maggie Creek gold property is located approximately two kilometers north-northeast of Gold Quarry. EMX has a 2% NSR royalty on precious metals and a 1% NSR royalty on all other minerals (see EMX news release dated February 23, 2016). The Maggie Creek royalty property covers approximately 7.2 square kilometers, and is controlled by Renaissance Gold Inc.  Privately held Orevada Metals Inc., which had an option to earn-in up to a 70% interest in the Maggie Creek project, was acquired by U.S. Gold Corp. in September, 2019.

Gold Bar South Property

The Gold Bar South royalty property is located about 40 kilometers northwest of Eureka, Nevada on the Battle Mountain-Eureka Trend. EMX has a 1% NSR royalty on the Gold Bar South property (previously known as Afgan).

Gold Bar South ("GBS"), operated by McEwen Mining Inc. ("MMI"), is a satellite deposit situated ~5.6 kilometers southeast of MMI's Gold Bar mining operation, which commenced commercial production in 2019 (see MMI news release dated May 23, 2019). The GBS sediment-hosted, oxide gold deposit  has a current indicated resource of 3,488 Ktons averaging 0.029 for 101,000 contained gold ounces (see MMI Sedar filed "Gold Bar Project Technical Report Feasibility Study" with an effective date of November 8, 2017).

MMI completed a program of 125 drill holes at GBS as reported in an August 20, 2019 news release. MMI stated that "several drill holes encountered significant mineralization outside the existing resource. Economic studies and permitting are underway with the objective of incorporating Gold Bar South into the overall mine plan this year, and having permitting in place so that open pit development could begin in late 2020." MMI stated in an October 15th news release that "A 60-hole drill program was underway at Gold Bar South with the goal of increasing the Gold Bar Mine's life beyond its current 7.4 years. Results have been received for 32 new holes, which have shown mineralization extending below the 2018 conceptual open pit mine boundary." EMX is encouraged by the rapid advancement of the Gold Bar South royalty property towards development.

Hardshell Property

The Hardshell lead-zinc-silver royalty property is located approximately 75 kilometers southeast of Tucson, Arizona.  Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property.

EMX retains a 2% NSR royalty that is not capped, nor subject to buy down, on the Hardshell property.  During 2019, Hermosa's Taylor lead-zinc-silver carbonate replacement project, which is directly north of EMX's Hardshell royalty claim block, was advanced with the completion of a JORC mineral resource estimate (see "South32 Financial Results and Outlook Full Year Ended 30 June 2019"). In addition, progress towards a Taylor project PFS continued, as did ongoing drill and underground development programs. South32's drilling included 8,556 meters of angled core hole sampling within the Hardshell claim block. This drilling intersected significant lead-zinc-silver mineralization, as well as relatively high-grade copper intercepts. These data are currently under review by EMX.

South32 Regional Strategic Alliance

EMX has a Regional Strategic Alliance ("RSA") Agreement between its wholly-owned subsidiary, Bronco Creek Exploration, Inc., and South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, which has an initial term of two years, South32 is providing annual funding for generative work performed by EMX personnel to identify properties for further exploration ("Alliance Exploration Properties" or "AEPs") within the Regional Strategic Alliance Area of Interest ("AOI") consisting of the states of Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona. EMX personnel will conduct exploration activities on AEPs with additional funding from South32 to identify projects suitable for designation as Designated Projects.

Each option agreement covering a Designated Project will provide that South32 can earn 100% interest in the project by reimbursing EMX's holding costs upon execution of the option agreement, and making option and completing work commitments during the five-year term of the option agreement. Upon exercise of the option by South32, EMX will retain an uncapped 2% NSR royalty on the project (not subject to purchase or buy down), receive annual advance royalty ("AAR") and will receive project milestone payments.

Five Arizona porphyry-copper projects have been selected as AEPs by South32, including Midnight Juniper, Jasper Canyon, Sleeping Beauty, Dragons Tail, and Lomitas Negras. EMX and South32 are now in the second year of the of RSA, with ongoing work programs on the AEPs focused on geologic mapping, geochemical sampling, geophysical surveys, targeting, and permitting activities in preparation for upcoming drill programs. A drill program is scheduled to begin at the Midnight Juniper project in Q2 of 2020. In addition, work was conducted to identify new copper targets for acquisition, as well as to identify projects for consideration as Designated Projects.

South32 selected the Copper Basin property as a Designated Project under the terms of the RSA in Q3. In Q4, a helicopter supported reconnaissance drill program was conducted at Copper Basin that consisted of two diamond drill holes for 1,481 meters. The holes intersected porphyry related alteration, but did not yield intercepts of significant copper mineralization. South32 returned the project to EMX, and Copper Basin is now available for partnership.

Buckhorn Creek Property

The Buckhorn Creek project is located in north-central Arizona's greater Castle Creek mining district. EMX's work on the property led to the recognition of an un-tested porphyry target situated to the east of altered outcrops, and concealed beneath volcanic and sedimentary cover rocks.

Buckhorn Creek had been under an option agreement with Kennecott Exploration Company ("Kennecott"), part of the Rio Tinto Group (see EMX news release dated February 8, 2018). Kennecott relinquished its option on the Buckhorn Creek copper project after completing a three hole, 1,700 meter diamond drill program in 2019. The 2019 drilling, as with two reconnaissance holes drilled by Kennecott in 2018, intersected porphyry related alteration and mineralization that remains open to, and strengthens towards, the south where concealed porphyry targets remain untested. The Buckhorn Creek project is available for partnership.

Copper King Property

The Copper King porphyry copper-molybdenum project is located approximately four kilometers northwest of the Resolution porphyry copper deposit in the Superior (Pioneer) mining district of Arizona.

EMX has an Exploration and Option to Purchase agreement with Kennecott for Copper King (see EMX news release dated October 19, 2016). Kennecott can earn 100% interest in the project for work commitments and cash payments to EMX, and after earn-in, AMR and milestone payments, with EMX retaining a 2% NSR royalty interest.

Work on the project during 2019 consisted of drill permitting activities with the U.S. Forest Service and community relation activities with local stakeholders.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona and the Resolution porphyry copper project. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein.

EMX has an Exploration and Option to Purchase agreement with Kennecott for Superior West (see EMX news release dated May 4, 2015). Kennecott can earn 100% interest in the project for work commitments and cash payments to EMX, and after earn-in, AMR and milestone payments, with EMX retaining a 2% NSR royalty interest.

Work on the project during 2019 consisted of drill permitting activities with the U.S. Forest Service and community relation activities with local stakeholders.

Copper Springs Property

The Copper Springs project is located in the southern part of Arizona's Globe-Miami mining district. The property covers a previously unrecognized porphyry trend that crosses largely untested, structurally down-dropped blocks concealed beneath younger basin fill.

EMX had an Option Agreement for Copper Springs with Anglo American Exploration (USA), Inc. ("Anglo American") (see EMX news release dated February 28, 2017). Anglo American completed three diamond drill holes totaling 2,765.93 meters in 2019 to follow-up on results from its 2018 program of four holes totaling over 5,700 meters. Similar to 2018, the 2019 drilling intersected porphyry alteration and anomalous copper mineralization. Anglo American also conducted geophysical surveys to help constrain depths to bedrock, and identified additional drill targets that still remain untested. Subsequent to year-end, Anglo American relinquished its option on Copper Springs. The Copper Springs project is available for partnership.

Yerington West Property

The Yerington West property, located in the Yerington mining district of west-central Nevada, contains porphyry copper-molybdenum and copper-iron skarn targets beneath post-mineral cover rocks.

Yerington West has been under an option agreement with Hudbay Minerals Inc. ("Hudbay"), whereby Hudbay can earn up to an 80% interest in the project by making advance royalty payments and delivering a feasibility study. Once earn-in is completed, EMX can convert its interest to a 2.5% NSR royalty. Hudbay has the option to buy down 1.5% of the NSR royalty for US$4.5 million. Although the option expired during 2019, EMX extended the agreement in order to renegotiate certain terms with Hudbay.

Goodpaster Properties

EMX has made a $1 million investment in Millrock Resources Inc. (TSX-V: MRO) ("Millrock") acquiring 7,142,857 units (a share and a warrant) (see EMX news release dated April 24, 2019). In conjunction with this investment, Millrock granted EMX royalties over mining claims in Alaska's Goodpaster District, which hosts Northern Star Resources Limited's ("Northern Star") Pogo high grade underground gold mine. The EMX royalties cover contiguous claim blocks that include gold prospects and targets essentially surrounding the Pogo Mine property, as well as ~30 kilometers of strike extent along the "Shaw-Eagle-LMS Trend" of gold prospects and geochemical anomalies. The NSR royalties to EMX are either 0.5% or 1%. In addition, EMX has the option to buy out the underlying 1.5% NSR royalties on each of the Hansen and Aurora claim blocks located at the western boundary of the Pogo Mine property. EMX's Goodpaster royalty properties and interests are particularly compelling given Northern Star's recent successes in drilling at its nearby Goodpaster prospect and developing the Central Lodes discovery.

In addition to consolidating and expanding its land position in the Goodpaster district during 2019, Millrock's work included receiving exploration permits for camp construction, drill road construction, and exploration drilling and trenching at West Pogo (see Millrock news release dated November 4, 2019). Millrock also entered into a definitive agreement with Resolution Minerals Ltd. ("Resolution") to fund US$5 million to prepare for, and conduct drill campaigns at West Pogo (see Millrock news release dated February 4, 2020). The program is scheduled for an initial 2,000 meters of diamond drilling to commence in Q1 2020. EMX notes that Millrock's Goodpaster project has recently been renamed as the "64North" project.

EMX expanded its royalty position in the Goodpaster District by purchasing royalty interests from Corvus Gold Inc. (TSX: COR) ("Corvus") for $350 thousand, and making an equity investment of $900 thousand in Corvus through a private placement financing (see EMX news release dated May 21, 2019). EMX's acquisition of the Corvus NSR royalty property interests included the a) West Pogo WPX Claim Block, b) LMS project, and c) Goodpaster District where EMX acquired Corvus's rights to a 1% NSR royalty on properties staked within a defined area of interest ("AOI") pursuant to an agreement with Millrock. The Corvus acquisition, combined with the EMX royalties received from the Millrock investment, give EMX a commanding royalty property position in a rapidly developing district with 3.9 million ounces of gold produced (as of August, 2019) at the Pogo mine (see Northern Star's "Pogo Gold Operations Fact Sheet" dated September 2019).

Swift and Selena Properties

EMX executed a purchase agreement for the sale of the Swift and Selena Carlin-style gold projects in Nevada to Ridgeline Minerals Corporation, a wholly-owned subsidiary of Carlin-Type Holding Ltd ("CTH"), a privately-held British Columbia corporation (see EMX news release dated May 30, 2019). The agreement provided EMX with an initial 9.9% interest in CTH, and for each project a 3.25% production royalty and advance royalty and milestone payments. EMX will maintain a non-dilution right through US$2.5 million of capital raises whereby CTH will issue additional shares to EMX, at no cost to EMX. Thereafter, EMX will have a pre-emptive right to participate in financings to maintain its 9.9% equity interest as long as it holds a minimum 5% of the issued and outstanding shares of CTH.

In Q2 and Q4, Ridgeline completed geophysical surveys, geochemical sampling programs, and geologic mapping at both Swift and Selena to aid in detailed target definition for drill testing. Ridgeline also acquired 4,000 additional acres of land at the Swift property.

Ophir Property

The Ophir property is located in the northern portion of Utah's Ophir mining district, approximately 15 kilometers southwest of Rio Tinto's Bingham Canyon mine. The district's silver and base metals mineralization may be a distal expression of associated porphyry copper mineralization at depth.

EMX sold the five patented mining claims comprising the Ophir property to Kennecott in 2016, retaining a 2% NSR royalty on the property (see EMX news release dated October 17, 2016). Kennecott advised that in 2019 the claims were maintained and that the property is in good standing.

Other Work Conducted by EMX in the U.S.

EMX continued evaluating property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona, New Mexico, and Utah. The Company acquired three new gold royalty generation properties in Idaho via staking on open ground. EMX also maintained its other royalty generation properties in good standing during 2019 (i.e., Mineral Hill, etc.)

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America.

Scandinavia

The Company's portfolio in Scandinavia totals 38 royalty and royalty generation projects, the majority of which are being advanced by partner companies. Multiple projects were drilled in 2019, and many applications for new projects were filed during the year, with a focus on gold projects and nickel-copper-cobalt (battery metals) +/-platinum group element ("PGE") projects. There have been heightened levels of interest in the available EMX projects, and the Company is advancing discussions with a number of companies regarding additional partnerships.

Gold Line Properties

EMX executed a purchase agreement for the sale of five projects comprised of thirteen exploration licenses in central Sweden to Gold Line Resources Ltd. ("Gold Line"), a private British Columbia company (see EMX news release dated April 4, 2019). The agreement provided EMX with an initial 9.9% interest in Gold Line, advance royalty payments, a 3% NSR royalty interest in the properties, and other considerations to EMX's benefit.

Gold Line completed extensive geochemical sampling programs, ground magnetic geophysical surveys, geologic mapping, and sampling of historic drill holes from prospective zones of mineralization. Gold Line has advised that it intends to conduct follow-up drill testing in 2020 on multiple prioritized drill target areas. Gold Line closed an oversubscribed private financing, having raised $912,750 in Q3 to fund further exploration on the projects (see EMX news release dated September 30, 2019).

Røstvangen and Vakkerlien Properties

The Røstvangen VMS and Vakkerlien nickel-copper-cobalt properties in Norway were optioned to Playfair Mining Ltd. (TSX.V-PLY) ("Playfair") (see EMX news release dated March 4, 2019). The exploration and option agreement provided EMX with immediate share equity in Playfair plus work commitments, and upon Playfair's completion of the option terms, a 9.9% interest in Playfair, a 3% NSR royalty on the properties, advance royalty payments, and other considerations to EMX's benefit. Upon satisfaction of the option terms, Playfair will vest a 100% interest in the projects, subject to EMX's royalty interest.

Playfair completed an artificial intelligence ("AI") based targeting program on its Rostvangen-Kvikne project in Q2 (see Playfair Mining news releases dated April 29 and May 14, 2019) in preparation for the 2019 field season. Playfair's field work resulted in 1,050 geochemical samples that followed-up target areas in, and around, historic VMS copper mines, as well as nickel-copper-cobalt sulfide prospects (see Playfair Mining news release dated August 12, 2019 and www.playfairmining.com/news/playfair-completes-mmi-sampling-on-rkv-ai-targets-in-norway/ for more information).  The focus of Playfair's follow-up work included the Storboren VMS concealed copper target that is defined by a 200 meter by 75-meter geochemical anomaly that is open along trend (see Playfair news release dated December 5, 2019).

Bleikvassli, Sagvoll, and Meråker Properties

EMX closed the sale of the Bleikvassli, Sagvoll, and Meråker projects in Norway, and the Bastuträsk project in Sweden, to Norra Metals Corp. (TSX.V-NORA) ("Norra") (see EMX news releases dated December 13, 2018 and February 19, 2019). The sale provided EMX with an initial 9.9% equity interest in Norra, advance royalty payments, a 3% NSR royalty interest in the projects, a 1% NSR royalty on Norra's Pyramid project in British Columbia, and other considerations to EMX's benefit.

NI 43-101 technical reports were filed on each of the four EMX royalty projects operated by Norra (see Norra news release dated April 15, 2019). Norra also constructed a detailed 3-D geological and exploration model for the Bleikvassli project. The historic Bleikvassli mine produced lead, zinc and silver from VMS/Sedex type mineralization from 1917-1997, and was one of the last metal mines to operate in Norway. Bleikvassli was closed when flooded in the late 1990's during a time of low metal prices. The new 3-D model has been used to guide further exploration and generate new drill targets for follow-up.

As a subsequent event, Norra informed EMX that it intends to focus on the Bleikvassli and Meråker projects in Norway during 2020, and terminated its interests in the Sagvoll VMS project in Norway and the Bastuträsk VMS project in Sweden (see Norra news release dated January 24, 2020). Both projects have reverted to EMX, and are now available for partnership.

Boreal Metals Properties

At the beginning of 2019, EMX had eight royalty properties sold to, and operated by Boreal Metals Corp. (TSX.V-BMX) ("Boreal") and Boreal Energy Metals Corporation ("BEMC"), a subsidiary of Boreal. During the year, Boreal focused on advancing the Gumsberg VMS royalty property in Sweden's Bergslagen mining district, as well as the Burfjord IOCG and Tynset VMS royalty properties in Norway. The original sale of these three projects included an equity interest in Boreal, annual advance royalty payments, an uncapped 3% NSR royalty on each of the properties (1% may be purchased by Boreal under certain conditions), and other considerations to EMX's benefit (see EMX news release dated November 22, 2016).

A fourth project sold to Boreal in 2016, Adak, was dropped due to a lack of encouraging results. The four BEMC 'battery metal' projects (e.g., Modum, Guldgruvan, Njuggträskliden and Mjövattnet) sold by EMX in 2018 were returned to the Company due to challenging business conditions for Boreal, thereby allowing Boreal to focus its resources on drilling at Gumsberg and Burfjord.

Boreal's 2019 Gumsberg diamond drilling totaled sixteen holes for over 3,000 meters, and continued to intersect high grade zinc-silver-lead-gold mineralization (see Boreal news releases dated March 4, and July 9, 2019). The results included an intercept of 8.04 meters (262.25-270.29 m) averaging 5.12% zinc, 2.27% lead and 93 g/t silver at the Ostra Silvberg prospect (true width approximately 50% of reported interval length).  Other developments during the year included the granting of a four-year extension to the Gumsberg Number 1 license by the Swedish government (see Boreal news release dated May 16, 2019).

Boreal also announced results from a seven hole, 951 meter reconnaissance drill program at EMX's Burfjord royalty property (see Boreal news release dated March 20, 2019). The drilling confirmed the presence of broad zones of copper mineralization enveloping higher-grade copper veins, including a 32 meter intercept of 0.56% copper and 0.26 g/t gold at the Gamlegruve prospect (true width estimated to be 85-100% of drilled intercept).

The Guldgruvan, Njuggträskliden and Mjövattnet 'battery metal' projects sold to Boreal in 2018 are again 100% controlled by EMX; Modum has been dropped. The Guldgruvan project is located in Sweden's Los mining district, a significant historic producer of cobalt and nickel, and the discovery locality of nickel. The Njuggträskliden and Mjövattnet nickel-copper-cobalt projects are located along Sweden's "Nickel Line" in the Skellefteå mining district, and have historic, drill-defined bodies of nickel-copper-cobalt-PGE styles of mineralization. EMX's 'battery metal' projects in Sweden and Norway are available for partnership.

Slättberg Property

The Slättberg nickel-copper-cobalt project in Sweden was optioned to Sienna Resources Inc. (TSX.V-SIE) ("Sienna") for equity interests in Sienna, payments and work commitments. Upon Sienna earning 100% interest in the project, EMX will retain a 3% NSR royalty interest and will receive additional equity (share payments) in Sienna, as well milestone payments (see EMX news release dated December 4, 2017). The option agreement for Slättberg has been extended to June 30, 2020. Under the revised agreement, Sienna will spend an additional $250,000 on exploration during the extension period.

Sienna conducted a two hole core drilling program in Q4 to follow-up on its 2018 drill results (see Sienna news release dated November 20, 2019). The drill holes were designed to test downhole electromagnetic ("EM") anomalies that project beneath the trend of historic mine workings in the area. Drill hole SIE-19-001 was drilled at the western end of the trend of historic nickel mines and intercepted nickel-rich sulfide mineralization and zones of hydrothermal breccia over a 28 meter interval (true width estimated at 55-65% of the reported interval). This represented the broadest interval of sulfide mineralization intersected on the property to date. Hole SIE-19-002 also intercepted Pt and Pd rich styles of mineralization that have not been previously recognized on the property. Sienna's 2019 drilling intersected new zones of mineralization and identified platinum-palladium exploration potential that warrant follow-up.

Riddarhyttan Property

EMX has an option agreement with South32 Ltd ("South32") for the Riddarhyttan IOCG and massive sulfide project in Sweden (see EMX news release dated April 19, 2018). Riddarhyttan is a past producer of iron and copper located in the Bergslagen mining region, and is the locality where the element cobalt was first identified. Pursuant to the agreement, South32 can earn 100% interest in the project by making cash payments and completing work commitments. Once the option is exercised EMX will retain a 3% NSR royalty (0.75% of which may be purchased by South32) and receive annual advance royalty and milestone payments.

EMX conducted a 5,568.5 meter drill program at Riddarhyttan in 2019, comprised of 15 widely spaced reconnaissance holes distributed throughout the main trends of mineralization on the project. Prior to drilling, EMX and South 32 conducted extensive mapping, sampling and geophysical surveys to identify target areas for drilling. The drill program tested 12 individual target areas and intersected multiples zones and styles of copper, cobalt and gold mineralization. EMX and South32 are reviewing the results and determining future plans for the project.

Viscaria Property

EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden. In Q1, Sunstone Metals Ltd. completed the sale of Viscaria to Stockholm listed Copperstone Resources AB ("Copperstone") (see Sunstone ASX announcement dated March 9, 2019).

Copperstone commenced a drill campaign at Viscaria in Q3 to infill portions of the current resource area, confirm the grades intersected by some of the historic drill holes, and to test for additional zones of mineralization outside of the current resource boundary (see Copperstone news release dated September 16, October 18 and November 1, 2019). Notable results reported by Copperstone include 20 meters from a depth of 26 meters averaging 1.27% copper (hole VDD0203), and 18 meters from a depth of 60 meters averaging 1.22% copper (hole VDD0204). All intercepts are down-hole lengths; true widths are unknown. Copperstone's drill program is ongoing, with the goal to complete a total of 22,000 meters by year-end 2020.

Espedalen, Hosanger, and Sigdal Properties

As a subsequent event, EMX executed an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited (ASX: PUR) ("Pursuit") (see EMX news release dated February 18, 2020). The agreement provides EMX with an equity interest in Pursuit, a 3% NSR royalty on each project, and other considerations to EMX's benefit including annual advance royalty and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied. The agreement provides Pursuit with the option to earn 100% interest in the projects.

Kaukua Property

As a subsequent event, EMX acquired a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V., a private Netherlands company ("Akkerman") (see EMX news release dated February 25, 2020). The Kaukua deposit is being advanced and explored by Palladium One Mining Inc. ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

An updated mineral resource estimate for the Kaukua deposit was announced in September, 2019 by Palladium One*. Palladium One's Technical Report outlined a pit-constrained mineral resource for the Kaukua deposit at a cut-off of 0.3 g/t palladium (Pd) summarized as (note "Pd Eq" is palladium equivalent):

Mineral Resource Estimate for the Kaukua Deposit - September 2019 **
Class	Ktonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu%	Pd Eq g/t	Pd Eq oz
Indicated	10,985	0.81	0.27	0.09	0.09	0.15	1.8	635,600
Inferred	10,875	0.64	0.20	0.08	0.08	0.13	1.5	525,800

Palladium One also announced the completion of an Induced Polarization (IP) survey to the south and east of the main Kaukua deposit that identified a "large chargeability anomaly", which suggests that the "greater Kaukua Area could have a much larger resource endowment than previously understood", as stated in Palladium One's news release dated February 25, 2019. The newly recognized chargeability anomalies are covered by EMX's Kaukua royalty property.

* "Technical Report for the Kaukua Deposit, Läntinen Koillismaa Project, Finland", dated September 9, 2019.

** From Table 1-1 of the Technical Report, with explanatory notes that include: "CIM definitions have been followed for the Mineral Resources;  Bulk densities of 2.9 t/m3 have been assigned for all lithologies within the block model except the overburden which has a bulk density of 2.1 t/m3 assigned; The optimization used metal prices (in USD) of $1,100/oz for Pd, $950/oz for Pt, $1,300/oz for Au, $6,614/t for Cu and $15,432/t for Ni; Mining dilution and recovery factors have been assumed at 5% and 95% respectively; Pd Eq is the weighted sum of the Pd, Pt, Au, Ni and Cu grades based on the commodity prices as outlined; and  Errors may occur due to rounding to appropriate significant figures."  EMX notes that recoveries and net smelter returns are assumed to be 100% for the Pd Eq calculation.

Tomtebo and Trollberget Properties

As a subsequent event, EMX executed an agreement to sell the Tomtebo and Trollberget projects in the Bergslagen Mining Region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") (see EMX new release dated February 28, 2020). The agreement provides EMX with a 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other considerations. Further, DMX will issue additional shares to EMX to maintain its 9.9% interest at no additional cost to EMX until DMX has raised $3,000,000 in equity. District has since commenced additional compilations of historic information on the projects in preparation for the upcoming field season.

Other Work Conducted by EMX in Scandinavia

EMX continued to pursue new royalty generation and royalty acquisition opportunities in Scandinavia, with a focus on orogenic lode/intrusion-related gold, IOCG, VMS, carbonate replacement, and nickel-copper-cobalt projects. The Company also conducted early-stage geologic mapping, geochemical sampling, and geophysical surveys on existing projects in the royalty generation portfolio. These projects are available for partnership and have attracted interest from a number of parties.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Scandinavia.

Serbia

The Company has three royalty properties in Serbia, including the Brestovac 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone high grade copper-gold project and the Lower Zone porphyry copper-gold project (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). EMX also has the Brestovac West royalty property covering ground directly to the west of Cukaru Peki with NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac and Brestovac West royalty properties are included in what has been termed the "Timok Project". Zijin Mining Group Co. Ltd. ("Zijin") controlled 100% of the Timok Project's Upper and Lower Zones as of year-end 2019. All dollar amounts below are in USD unless otherwise noted.

Zijin executed contracts for ongoing development of the Upper Zone in 2019, and expects initial production in 2021 (see www.zijinmining.com). Further, in September, 2019 a Memorandum of Understanding ("MOU") was signed between the Government of the Republic of Serbia and Zijin, providing a framework for the development of the Upper Zone project (see www.rakita.net/en/2019/09/07/agreement-on-construction-of-the-cukaru-peki-mine-was-signed/). An Upper Zone Pre-Feasibility Study ("PFS") was completed by previous operator Nevsun Resources Ltd. ("Nevsun") in 2018, with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold based upon metal prices of $3.00 per pound copper and $1,300 per ounce gold (see Nevsun news release dated March 28, 2018 and Sedar filed Technical Report). The PFS outlined a 10 year mine life that yields approximately 1.7 billion pounds of payable copper and 516 thousand ounces of payable gold.

In December, 2019 Zijin purchased Freeport-McMoRan Incorporated's ("Freeport") 54% interest in the Lower Zone porphyry, as well as five Freeport exploration licenses in Serbia. The initial purchase price was $240 million, with deferred payments of up to $150 million once Lower Zone production commences (see Zijin news releases dated November 3, 2019 and December 30, 2019). An inferred resource estimate for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff was completed in 2018 by Nevsun and reported as 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold, and containing 31.5 billion pounds of copper and 9.6 million ounces of gold (see Nevsun news release dated June 26, 2018 and Sedar filed Technical Report). The mining method is assumed to be by block cave.

EMX notes that a) the original Brestovac and Brestovac West permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty.

EMX's Timok royalty properties add significant upside optionality from one of the world's top copper development projects.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia.

Turkey

EMX holds six royalty properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which are being advanced by Turkish companies. The Company continues to work closely with its Turkish partners, and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

Akarca Property

EMX's Akarca royalty property covers an epithermal gold-silver district in the Western Anatolia mineral belt. EMX sold the Akarca project to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company for cash payments, pre-production and milestone gold bullion payments (or the cash equivalent), and a sliding scale production royalty ranging from 1% to 3% that is uncapped and cannot be bought out or reduced (see EMX news release dated August 8, 2016).

Çiftay's programs to advance Akarca have been delayed since 2018 while awaiting drill and other permits. Due to these delays, Çiftay requested an adjustment of the semi-annual, 500 ounce gold bullion pre-production payments due to EMX. The Company worked with Çiftay on a mutually satisfactory arrangement, with the gold payment due in February, 2019 reduced to 300 ounces, and paid as the cash equivalent of $517,000 (US$389,000) during Q2. Çiftay made the second 300 ounce gold payment as the cash equivalent of $610,000 (US$460,000) in Q3.

In Q4, Çiftay advised the Company that land use designations covering much of the project area had been revised by a lower level administrative court order, which will restrict exploration and development. Çiftay informed EMX that it has retained legal counsel, is working closely with government ministry officials in Turkey, and will assist the government to appeal the court's decision, a process that will take an indeterminate amount of time. Both parties acknowledge that the ongoing pre-production payments will be suspended until the administrative court decision is resolved, and the Akarca project can move forward.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

Dedeman made a royalty payment to EMX of $116,000 (US$88,000) in Q2 for 2018 production from the Hastanetepe deposit. Mining operations remained on care and maintenance during 2019 due to the closure of the nearby Aksu milling operation that had been contracted to process Balya material. Advancement of Balya during the year included the completion of a 23,900 meter drill program to fill in a ~500 meter long corridor between Hastanetepe and the Southern Zone target area.

In late 2019, Dedeman reached an agreement to sell the Balya property and mining facilities to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine and 5,000 tonne per day flotation mill on the property immediately adjacent to the Balya royalty property. As part of the transaction, EMX executed a revised royalty agreement with Esan that provides for the blending of materials mined from the Esan property and EMX's royalty property. Mineralized materials extracted from the Balya property will be processed through Esan's nearby mill and concentrator facilities. As a result, EMX expects royalty payments from Balya to increase over the next 1-2 years.

Sisorta Property

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface epithermal gold deposit sold to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's staged payments to EMX, including annual advance payments of US$125,000 until commencement of commercial production, and then 3.5% of production returns after certain deductions ("NSR Payment") for mineralization mined from the property that is processed on-site (increased to 5% if processed off-site). The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar made the annual US$125,000 payment to EMX in 2019, and is waiting for approval of the Environmental Impact Assessment proposal submitted in late 2018. Once approved, Bahar intends to continue applying for other necessary permits for project development.

Trab-23 and Alanköy Properties

The Company executed purchase agreements for the sale of the Alanköy and Trab-23 projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company (see EMX news release dated September 25, 2019). Both projects host zones of outcropping and drill defined gold and copper mineralization. The agreements provide closing, AAR and milestone gold bullion (or the cash equivalent) payments to EMX, as well as work commitments, and uncapped 2.5% NSR royalty interests on each of the projects. The sale of the Alanköy and Trab-23 projects fulfilled a significant Company goal of having all of EMX's assets in Turkey converted to royalty interests.

Golcuk Property

The Golcuk royalty property was relinquished to the Turkish government by operator Pasinex Resources Limited in 2019.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

Australia

The Company's portfolio in Australia totals three royalty and royalty generation projects. During 2019, the Company advanced the Queensland Gold project and conducted work at the East Kimberley project, while continuing to evaluate new royalty generation opportunities.

Koonenberry Property

EMX has a 3% royalty covering the Koonenberry gold project in New South Wales, where alluvial and elluvial gold occurrences have been recognized over the past decade along the Koonenberry fault zone, a regional-scale structural zone in southeastern Australia. Following the recognition of an emerging gold belt, EMX documented sources of bedrock-hosted gold mineralization that were possible sources of the surficial gold deposits. These novel discoveries led to EMX's consolidation of the mineral rights over the course of several years (see Company news release dated February 17, 2011), leading to an agreement with Koonenberry Gold Pty Ltd, a private Australian company, in 2017 to further explore the belt (see EMX news release dated September 19, 2017).

Koonenberry Gold continued successful exploration for both primary gold (bedrock-hosted) and secondary gold occurrences (alluvial and elluvial). This work included geologic reconnaissance, geochemical sampling, and drilling of gold targets. Environmental Approval permits have been granted, and trommel operations commenced to process "mini" bulk samples.

Queensland Gold Property

EMX's Queensland Gold project is located along a belt of intrusion-related gold systems ("IRGS") in northeastern Australia, which includes the Mount Leyshon, Cracow, Mount Morgan and Mount Rawdon mines and deposits*. Comparable styles of intrusion related mineralization are seen on EMX's Queensland Gold project, such as the Boggy Creek Prospect, where quartz-sulfide vein stockworks are hosted by rhyolitic-dacitic porphyry intrusions. This zone of mineralization was explored and drilled by Rio Tinto Exploration ("RTZ") in the mid-1990's, including four diamond and 21 reverse circulation holes. Many of the historic RTZ holes intercepted long intervals (i.e., >25 meters) of gold mineralization associated with distinct geophysical anomalies (chargeability highs) (see EMX news release dated August 27, 2019). The mineralized zone remains open for expansion, and geophysical surveys conducted by EMX in 2019 greatly extended the known chargeability highs in and around Boggy Creek, demonstrating considerable potential for additional discovery.

In addition to Boggy Creek, EMX's geologic reconnaissance and geochemical sampling elsewhere on the project have identified additional prospective areas. These include areas with outcropping gold and copper mineralization, newly recognized gold-in-soil anomalies, and stream sediment anomaly targets that have been prioritized for follow-up work. The Queensland Gold project is currently available for partnership, and discussions are progressing with potential partners.

East Kimberley Property

EMX's East Kimberley project covers two sediment-hosted copper targets in Western Australia. A purchase agreement with Enfield Exploration Corporation was terminated in Q1 due to Enfield's failure to raise the required US$1 million to fund exploration. Subsequently, the Company completed a two hole, 973 meter helicopter-supported diamond drill reconnaissance program. The drill results failed to demonstrate the presence of a large, sediment hosted copper system in the area, and no further work is planned.

* The nearby mines and deposits provide geologic context for EMX's project, but this is not necessarily indicative that the project hosts similar tonnages or grades of mineralization.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia.

Haiti

EMX's mineral property interests in Haiti have all been converted into 0.5% NSR royalties. The Company's royalty properties cover 49 Research Permit applications held by Newmont Ventures Limited, as well as the Grand Bois project controlled by Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. The acquisition agreement between Sono's Haitian entity holding the Grand Bois license (e.g., Ayiti Gold Company SA) and ASX listed 3D Resources Limited ("3D") was allowed to lapse in Q1 (see 3D news release dated February 12, 2019).

To the Company's knowledge, there were no significant advancements made by the Haitian government to implement a new mining law, a process which has been underway since 2013 when the Mining Convention process was suspended. As EMX understands, Newmont and Sono have kept the properties covered by EMX's royalty interests on care and maintenance status.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments

Rawhide Acquisition Holding LLC

The Company made a strategic investment of US$3.5 million for a 19.9% equity interest (18.9% on a fully diluted basis) in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation (see EMX news release dated December 19, 2019). The Rawhide mine, which occurs in Nevada's Walker Lane gold-silver belt, is a fully permitted open pit heap leaching operation that produces gold and silver doré. RAH distributes 50% of its taxable income to the LLC members on a quarterly basis as a Tax Distribution. In addition, RAH has historically made additional Ordinary Distributions to its members, and may continue doing so given ongoing mining at the Rawhide and Regent open pits. The Company made the investment in the Rawhide operation as part of its acquisition plan focused on near-term cash flowing assets.

Gold-silver mineralization at Rawhide has historically been mined from a series of low sulfidation epithermal veins, vein swarms and replacement zones hosted by various basaltic to rhyolitic volcanic units. EMX has been advised by RAH that from 2011 to 2018 its mining at the Rawhide property totaled 4.9 million tons, with 160,000 ounces of gold and 1.8 million ounces of silver produced.

IG Copper LLC

EMX holds a 19.9% membership interest in IG Copper LLC ("IGC"), a privately held company with exploration properties in Far East Russia. The IGC asset that originally attracted EMX's investment was the Malmyzh copper-gold project, which was sold in Q4 2018. The Malmyzh sale yielded an initial US$65 million payment to EMX (see EMX news releases dated October 11, and October 30, 2018), with the remaining proceeds of the sale held in escrow. During 2019, EMX received the last two Malmyzh escrow payments totaling US$3,743,000.

Revelo Resources Corp.

EMX has an investment in Revelo Resources Corp. (TSX-V: RVL) ("Revelo"), a company focused on the acquisition and exploration of mineral properties in the metallogenic belts of northern Chile. As a subsequent event, Revelo agreed to sell its generative NSR royalty portfolio to EMX (see Revelo news release dated January 20, 2020). EMX subsequently closed the acquisition of NSR royalty interests covering 18 properties from Revelo for US$1,162,000 (see EMX news release dated March 26, 2020). Of that amount, US$369 thousand was applied to fully repay EMX for an outstanding loan due from Revelo.

Ensero Holdings Inc.

As a subsequent event, the Company made a US$3.79 million investment in Ensero Holdings, Inc., a privately-held Delaware corporation (see EMX news release dated February 18, 2020). Ensero Holdings operates through its wholly-owned subsidiary Ensero Solutions, Inc.("Ensero"). Ensero has been a successful and steadily growing environmental consulting practice focused on mine reclamation and the implementation of innovative remediation technologies in the United States and Canada.

EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments which will total US$8.54 million over seven years, as well as a 7.5% equity position. The investment also establishes the basis for a Strategic Alliance that uniquely leverages a combination of EMX's knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise. This synergy has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of an eventual sale of an asset for exploration or development.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

DESCRIPTION OF CAPITAL STRUCTURE

EMX's authorized capital consists of two classes of equity securities, the Common Shares, of which there are an unlimited number, and an unlimited number of preferred shares without par value.

As of March 26, 2020, EMX had 82,897,560 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of EMX's assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of EMX. Each Common Share carries one vote at such meetings. Holders of Common Shares are also entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of EMX as may be distributable to such holders.

DIVIDENDS

EMX has not, since its incorporation, paid any dividends on any of its Common Shares. EMX has no present intention to pay dividends, but EMX's Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See "General Development of Business - Risk Factors". The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares are traded in Canada on the TSX-V under the symbol "EMX" and in the United States of America on the NYSE American under the symbol "EMX".

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High (C$)	Low (C$)	Volume
January 2019	$ 1.55	$1.45	498,300
February 2019	$1.70	$1.49	354,200
March 2019	$1.66	$1.52	225,500
April 2019	$1.59	$1.43	568,000
May 2019	$1.75	$1.50	189,400
June 2019	$1.75	$1.45	339,200
July 2019	$1.86	$1.58	396,800
August 2019	$2.00	$1.70	492,800
September 2019	$1.98	$1.70	301,800
October 2019	$1.87	$1.75	332,700
November 2019	$1.99	$1.75	449,800
December 2019	$2.20	$1.82	462,900

The following sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

	High (US$)	Low (US$)	Volume
January 2019	$ 1.17	$1.09	1,337,500
February 2019	$1.30	$1.13	1,468,000
March 2019	$1.27	$1.15	815,600
April 2019	$1.21	$1.08	1,171,600
May 2019	$1.30	$1.11	2,749,600
June 2019	$1.31	$1.10	1,609,900
July 2019	$1.42	$1.22	2,154,900
August 2019	$1.54	$1.30	2,727,400
September 2019	$1.49	$1.29	1,333,100
October 2019	$1.43	$1.31	2,047,000
November 2019	$1.48	$1.33	1,333,400
December 2019	$1.66	$1.38	2,908,300

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held and Date of Appointment
Brian Eric Bayley (2) (3) (4) British Columbia Canada

Executive Chairman of Earlston Investments Corp. (private merchant bank), January 2018 to present.

President of Earlston Management Corp. (private management company), December 1996 to present.

Director and officer of several private and public companies.

Director May 13, 1996
Christina Cepeliauskas British Columbia Canada	Chief Financial Officer of the Company, September 2008 to present.	Chief Financial Officer September 19, 2008
David Morrell Cole Colorado United States of America	President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24, 2003
Rocio del Carmen Echegaray British Columbia Canada

Corporate Secretary of the Company, November 2019 to present.

Corporate Secretary of Prophecy Development Corp. from March 2019 to November 2019.

Assistant to the Corporate Secretary of Minco Mining Group from April 2015 to April 2018.

Corporate Secretary November 18, 2019
Brian Kenneth Levet (2) (3) (4) Western Australia Australia	Retired Mining Executive, January 2011 to present.	Director March 18, 2011
Larry Minoru Okada (2) (3) (4) British Columbia Canada	Former Chief Financial Officer of Africo Resources Ltd. (publicly traded (TSX: ARL) mining company) until July 2016.	Director June 11, 2013
Michael Dempsey Winn(4) California United States of America

President of Seabord Capital Corp. (private consulting company).

President of Seabord Services Corp. (private management, administrative, and regulatory services company).

Director and officer of various public resource companies.

Chairman May 23, 2012 Director November 24 , 2003

1. The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.

2. Denotes member of the Audit Committee.

3. Denotes member of the Compensation and Benefits Committee.

4. Denotes member of the Nominating and Corporate Governance Committee.

Each director's term of office expires at the next annual general meeting of EMX's shareholders.

Shareholdings of Directors and Executive Officers

As at March 26, 2020, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,253,864 Common Shares representing approximately 5.13 % of the outstanding Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of EMX are, or within the last 10 years have been:

(i) a director, chief executive officer or chief financial officer of any reporting issuer that, while such person was acting in that capacity or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the issuer but which resulted from an event while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer, was the subject of a cease trade or similar order or an order that denied access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person;

(ii) bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets;

(iii) subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or has entered into a settlement agreement with a securities regulatory authority; or

(iv) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the British Columbia Securities Commission ("BCSC") in July 2007, Autorité des marchés financiers de Québec ("AMF") in August 2007, Ontario Securities Commission ("OSC") in August, 2007, Alberta Securities Commission ("ASC") in November 2007 and Manitoba Securities Commission ("MSC") in March 2008 for failing to file financial statements and Management's Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management's Discussion & Analysis.

Conflicts of Interest

Directors and officers of EMX may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See "Development of Business - Risk Factors" for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees of the Canadian Securities Administrators., is provided in Schedule A to this AIF.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Bullion  Monarch Mining Inc ("Bullion"), a wholly owned subsidiary of the Company, has been advancing for the past seven years litigation against Barrick Goldstrike Mines, Inc. ("Barrick") for non-payment of royalties from properties in the Carlin trend, Nevada that are subject to an area of interest. The litigation is being pursued in both state and federal courts. Bullion and Barrick have attempted to reach a settlement, including formal mediation both at the state and federal level, but to date this has not resulted in a satisfactory resolution. Bullion is advancing both the state and federal cases towards the trial phase, which are tentatively set to take place in 2020.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

EMX is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of EMX, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of EMX's outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect EMX or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for EMX is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators are contracts, other than contracts entered into in the ordinary course of the Company's business that are material to the Company.

Except for contracts entered into in the ordinary course of business, there are no material contracts that the Company entered into during the financial year ended December 31, 2019 or before the last financial year but that are still in effect.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are names as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Professional Accountants	Independent Auditors, Report of Independent Registered Public Accounting Firm dated March 26, 2020 for the consolidated financial statements as at and for the years ended December 31, 2019 and 2018.

Interests of Experts

Davidson and Company LLP have advised the Company that it is independent of the Company within the rules of professional conduct of the Chartered Professional Accountants of British Columbia; and within the meaning of the federal securities laws administered by the Securities and Exchange Commission and the Public Company Accounting Oversight Board Ethics and Independence Rules and Standards.

To the Company's knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company.

None of such experts nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal, is holders of the Company's securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Management's Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company's financial statements and Management's Discussion and Analysis for its most recently completed financial year, all of which are filed on SEDAR. See Schedules A and B for the Audit Committee's charter and particulars of related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A

Audit Committee Charter

I.        MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of EMX Royalty Corporation (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1. The quality and integrity of the Company's financial statements and other financial information;

2. The compliance of such  statements  and  information  with  legal  and  regulatory requirements;

3. The qualifications and independence of the Company's independent external auditor (the "Auditor"); and

4. The performance of the Company's internal accounting procedures and Auditor.

II.      STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of at least three members, each of whom is a director of the

Company who meets the independence, financial literacy and other requirements set out below.

B. Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be "financially sophisticated" in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C. Appointment and Removal

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until the earlier of (i) the end of the next annual general meeting of the Company's shareholders; (ii) the death of a member, or (iii) the resignation, disqualification or removal of a member. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Chair, any member of the Committee, the Auditor, the Chairman of the Board or the Chief Financial Officer may call a meeting by notifying the Company's Secretary who shall notify the members of the Committee.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting.  On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities. Further, the Committee may hold unscheduled or scheduled meetings at which only members who are independent directors are present.

III.  DUTIES

A.        Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, books and records, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of  (i)  compensation  to  any  registered  public  accounting  firm  engaged  for  the  purpose  of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B.        Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1. Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2. Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3. Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5. Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6. Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a) constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non- audit services; and

(c) are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8. Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9. Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10. Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

12. Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(c) A review of the qualifications and performance of the lead engagement partner and ensure that such partner has not served in that capacity for more than five fiscal periods and that the engagement team has the experience and competence to perform an appropriate audit.

Public Disclosure by the Company

13. Review  the  Company's  annual  and  quarterly  financial  statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14. Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15. Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Related Party Transactions

16. Review and approve related party transactions if required under applicable AC Rules.

Manner of Carrying Out its Mandate

17. Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

18. Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19. Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

20. Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

21. Make periodic reports to the Board as is necessary or required.

22. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23. Annually review the Committee's own performance.

24. Provide an open avenue of communication between the Auditor and the Board.

25. Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

26. Review the adequacy of the Company's internal accounting and disclosure systems and its financial auditing and accounting organization and systems.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted  accounting  principles  and  applicable  rules  and  regulations.  These  are  the responsibilities of management and the Auditor.

Adopted by the Board: April 25, 2019

SCHEDULE B

Audit Committee Matters

Overview

The Audit Committee of the Board is principally responsible for recommending to the Board the external auditor to be nominated for election by the Company's shareholders at each annual general meeting and negotiating the compensation of such external auditor.
  overseeing the work of the external auditor.
  reviewing the Company's annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.
  reviewing the Company's financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Composition of the Audit Committee

The Audit Committee consists of three directors all of whom are independent and financially literate. In addition, the Company's governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, all of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are 'independent' and 'financially literate'.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
Brian K. Levet	Yes	Yes
Larry M. Okada	Yes	Yes

(1) To be considered to be independent, a member of the Committee must not have any direct or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.  an understanding of the accounting principles used by the Company to prepare its financial statements;

2.  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.  an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) - 1977 University of Victoria Victoria, BC M.B.A. - 1979 Queen's University Kingston, ON

Executive Chairman of Earlston Investments Corp., a private merchant bank.  Mr. Bayley is knowledgeable in areas of asset backed lending, corporate restructuring, natural resources and real estate. From June 2003 to July 2013, Mr. Bayley held various positions including CEO and President and Director of Quest Capital Corp., a predecessor company to Sprott Resource Lending Corp. (a publicly traded resource lending company). Prior to his positions with Quest Capital Corp., Mr. Bayley worked with the Vancouver Stock Exchange, now the TSX Venture Exchange. Mr. Bayley has held active senior management positions in both private and public natural resource companies.  He has over 33 years of public issuer experience both as a director and officer and continues to serve as a director and officer for several private and public companies. Mr. Bayley holds an MBA from Queen's University.

Brian K. Levet	B.Sc. in Geology from the University of London (Derby College of Technology).

Various executive and management positions at Newmont Mining Corporation from 1983 to December 2010. Before Newmont, Mr. Levet started out with Rio Tinto Rhodesia and Zimbabwe Iron and Steel Corporation after earning a B.Sc. in Geology from the University of London (Derby College of Technology). Brian is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries, including the Batu Hijau and Elang copper-gold deposits in Indonesia, the North Lanut gold deposit in North Sualwesi, Indonesia, and the McPhillamys gold deposit in New South Wales, Australia. H

Larry M. Okada	Member of Institute of Chartered Accountants of B.C. - 1976 Member of Institute of Chartered Accountants of Alberta - 1976 Certified Public Accountant - Washington State - 2000

Has been in public accounting practice with Deloitte, PricewaterhouseCoopers LLP and his own firm for over 42 years. Majority of his clients have been public mining companies listed on the TSX-V. He is a director and Audit Committee Chair for Forum Uranium Corp (TSX-V: FDC), Santacruz Silver Mining Ltd (TSX: SCZ), and Pan Andean Minerals Ltd. (TSX: PAD).

Complaints

The Audit Committee has established a "Whistleblower Policy" which outlines procedures for the confidential, anonymous submission by employees regarding the Company's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled "To be opened by the Chairman of the Audit Committee only."  Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The "Whistleblower Policy" is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

o the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company's auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor's annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year's audit);

o the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 (which exempts a replacement member of the Audit Committee from being independent until the later of the next annual general meeting of shareholders or the six month anniversary of the date on which the vacancy filled by the member was created, if the vacancy resulted from the death, disability or resignation of an audit committee member; or

o an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B "Powers and Responsibilities - Performance & Completion by Auditor of its Work" of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
December 31, 2019	135,000	50,000	Nil	Nil
December 31, 2018	115,000	4,000	Nil	Nil

(1) The aggregate fees billed by the Company's auditor for audit fees.

(2) The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.

(3) The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company's corporate tax returns.

(4) The aggregate fees billed for professional services other than those listed in the other three columns.